[Letterhead of Marshall Edwards, Inc.]

March 22, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler – Assistant Director
Division of Corporation Finance

Re:	Marshall Edwards, Inc. Registration Statement on Form S-1
(Registration No. 333-179590)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marshall Edwards, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-179590), as amended, so that the Registration Statement may become effective at 2:00 p.m. (Washington, DC time) on March 26, 2012, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MARSHALL EDWARDS, INC.

By:	/s/ Thomas M. Zech
Name:	Thomas M. Zech
Title:	Chief Financial Officer